SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Natural Wonders, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

639014 10 9
(CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   13G

CUSIP NO.  639014 10 9


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Equity Partners IV
            Tax Identification No.  41-1647118

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    409,686
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 406,686
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             409,686

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.1%

12)        TYPE OF REPORTING PERSON*

             PA






                                   13G

CUSIP NO.  639014 10 9


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Itasca Partners
            Tax Identification No.  41-1647117

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    410,058*
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 410,058*
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             410,058*

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.1%

12)        TYPE OF REPORTING PERSON*

             PA








_______________________
* Itasca Partners holds 376 shares directly, the remaining 409,686 shares are beneficially owned by reason of its affiliation with Norwest Equity Partners IV.

13G

CUSIP NO.  639014 10 9


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Robert F. Zicarelli
            Social Security No.  ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    410,058*
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 410,058*
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             410,058*

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.1%

12)        TYPE OF REPORTING PERSON*

             IN








_______________________
*  Includes 376 shares held directly by Itasca Partners.


13G

CUSIP NO.  639014 10 9


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Daniel J. Haggerty
            Social Security No.  ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    410,058*
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 410,058*

PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             410,058*


10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.1%

12)        TYPE OF REPORTING PERSON*

             IN








_______________________
*  Includes 376 shares held directly by Itasca Partners.


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)


Item 1(a)  Name of Issuer:

           Natural Wonders, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           4209 Technology Drive
           Fremont, CA  94538

Item 2(a)  Name of Person Filing:

           1.  Norwest Equity Partners IV
           2.  Itasca Partners
           3.  Robert F. Zicarelli
           4.  Daniel J. Haggerty

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Equity Partners IV
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           2.  Itasca Partners
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           3.  Robert F. Zicarelli
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           4.  Daniel J. Haggerty
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           This statement is filed by Norwest Equity Partners IV on behalf of all of the persons listed above pursuant to Rule 13d-1(c) and Rule 13d-1(f). Norwest Equity Partners IV is a Minnesota limited partnership. Itasca Partners, a Minnesota general partnership, is the general partner of Norwest Equity Partners IV. Robert F. Zicarelli and Daniel J. Haggerty are the managing partners of Itasca Partners.

Item 2(c)  Citizenship:

           1.  Norwest Equity Partners IV:  Minnesota
           2.  Itasca Partners:  Minnesota
           3.  Robert F. Zicarelli:  United States
           4.  Daniel J. Haggerty:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           639014 10 9

Item 3     Not Applicable

Item 4     Ownership:

           (1) Norwest Equity Partners IV: At December 31, 1997, Norwest Equity Partners IV owned 409,686 shares of common stock. This amount represented 5.1% of the total shares of common stock outstanding at that date. Norwest Equity Partners IV has no rights to acquire additional shares through the exercise of options or otherwise.

           (2) Itasca Partners: At December 31, 1997, Itasca Partners was deemed to own an aggregate of 410,062 shares, as follows: (a) 409,686 shares , by virtue of its affiliation with Norwest Equity Partners IV, and
                (b) 376 shares held directly. This amount represented 5.1% of the total shares of common stock outstanding at that date.

           (3) Robert F. Zicarelli: At December 31, 1997, Robert F. Zicarelli was deemed to own an aggregate of 410,062 shares, as follows: (a) 409,686 shares, by virtue of his affiliation with Norwest Equity Partners IV, and
                (b)376 shares by virtue of his affiliation with Itasca
                 Partners. This amount represented 5.1% of the total shares of common stock outstanding at that date.

           (4) Daniel J. Haggerty: At December 31, 1997, Daniel J. Haggerty was deemed to own an aggregate of 410,062 shares, as follows: (a) 406,686 shares, by virtue of his affiliation with Norwest Equity Partners IV, and
                (b) 376 shares by virtue of his affiliation with Itasca Partners. This amount represented 5.1% of the total shares of common stock outstanding at that date.

                The persons filing this statement other than Norwest Equity Partners IV disclaim beneficial ownership of, and the filing of this shall not be construed as an admission that the persons filing are beneficial owners of, the shares covered by this statement for purposes of Sections 13, 14, or 16 of the Act.

Item 5     Ownership of Five Percent or Less of a Class:

           Not Applicable

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           Not Applicable

Item 8     Identification and Classification of Members of the Group:

           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not Applicable

Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 3, 1998

NORWEST EQUITY PARTNERS IV

By ITASCA PARTNERS, as general partner


By:  /s/ John P. Whaley
         John P. Whaley, Partner